NORTHERN LIGHTS VARIABLE TRUST

February 24, 2011

VIA ELECTRONIC TRANSMISSION

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust, File Nos. 333-131820, 811-21853,

Acc. No: 0000910472-11-000149.

Dear Ms. Roberts:

On behalf of the TOPSTM Capital Preservation ETF Portfolio, TOPSTM Balanced ETF Portfolio, TOPSTM Moderate Growth ETF Portfolio, TOPSTM Growth ETF Portfolio, TOPSTM Aggressive Growth ETF Portfolio, TOPSTM Protected Balanced ETF Portfolio, TOPSTM Protected Moderate Growth ETF Portfolio and TOPSTM Protected Growth ETF Portfolio (each a "Portfolio" and together the "Portfolios"), each a series of Northern Lights Variable Trust (the "Trust" or "Registrant"), we hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 26 to the Trust’s Registration Statement (the "Amendment"), which was filed on February 10, 2011, to February 28, 2011, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would become effective on April 26, 2011.

The Amendment was filed pursuant to Rule 485(a) under the Securities Act for the purpose of making Response Letter-related amendments to Post-Effective Amendment 24, which was filed for the purpose registering shares of each Portfolio.  If you have any questions concerning this request please contact JoAnn Strasser at (513) 352-6725.

Northern Lights Variable Trust

Northern Lights Distributors, LLC

By:

/s/ Emile Molineaux

By:

/s/ Brian Nielsen

Name:

Emile Molineaux

Name: Brian Nielsen

Title:

Secretary

Title:   President and Secretary